SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 16, 2006 to September 18, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing $400 million Bought Deal Equity Financing.

2.	Press Release announcing $475,000,000 Acquisition of Assets in the Carson Creek Area of North Central Alberta.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
September 18, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES $400 MILLION BOUGHT DEAL EQUITY FINANCING
(Calgary September 18, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and including BMO Capital Markets, CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Sprott Securities Inc., Canaccord Capital Corporation, Raymond James Ltd., Dundee Securities Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 17.7 million Pengrowth trust units at $22.60 per trust unit for gross proceeds of $400,020,000. Pengrowth has granted the Underwriters an option, exercisable in whole or in part until 4:00 pm on September 27, 2006, to purchase up to an additional 4.5 million Pengrowth trust units at the same offering price (the “Underwriters’ Option”).
The offering will be made pursuant to Pengrowth’s short form base shelf prospectus dated September 15, 2006. Under the offering, the trust units will be offered for sale to the public in Canada and the United States. In order to qualify the issue and sale of the trust units, a prospectus supplement will be filed with Canadian securities regulatory authorities in all Canadian provinces and with the U.S. Securities and Exchange Commission.
The offering is scheduled to close on or about September 28, 2006, subject to certain conditions, including conditions set forth in the underwriting agreement. The closing of the offering is conditional on the concurrent closing of the Carson Creek acquisition which will be announced later today by Pengrowth. Purchasers of Pengrowth trust units issued pursuant to the offering will be eligible for the $0.25 per unit distribution payable on October 15, 2006.
The net proceeds from this offering will be used to fund a portion of the Carson Creek acquisition. If the Underwriters’ Option is exercised and the net proceeds of the offering exceed the amount required to fund the Carson Creek acquisition, the remaining net proceeds may be used to fund a portion of Pengrowth’s 2006 capital program, partial repayment of Pengrowth’s revolving credit facility or for general corporate purposes.

Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. You may obtain a copy of the prospectus relating to this offering from RBC Capital Markets, c/o RBC Dominion Securities, 277 Front Street West, 5th Floor, Toronto, Ontario M5V 2X4 telephone: (416) 842-5349 Attention: Simon Yeung.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Caution Regarding Forward Looking Information: This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the use of the proceeds of the offering and the closing date of the offering. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES $475,000,000 ACQUISITION OF ASSETS IN THE CARSON CREEK AREA OF NORTH CENTRAL ALBERTA
(Calgary September 18, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), is pleased to announce that it has entered into a definitive agreement to acquire all of ExxonMobil Canada Energy’s average 89 percent operated working interest in properties in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant (collectively, “Carson Creek”) for a total purchase price of $475,000,000 prior to adjustments. The Carson Creek acquisition, located in Pengrowth’s Swan Hills and Judy Creek focus area, demonstrates Pengrowth’s continued commitment to purchasing high quality, long-life, large original light crude oil-in-place assets.
Together with the previously announced acquisition of assets through the proposed merger with Esprit Energy Trust, Pengrowth will add per unit value to Pengrowth unitholders in terms of distributable cash flow, production and reserves, upside through exploration on undeveloped lands, infill development drilling locations and enhanced oil recovery potential and will hold a balanced portfolio of oil and natural gas properties. The acquisition is expected to close on September 28, 2006, with an adjustment date of September 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the acquisition through a concurrently announced equity financing as well as through its existing credit facility.
Transaction Highlights
The Acquisition provides the following financial and operational benefits to unitholders:
•	Ownership in one of the larger conventional original oil-in-place reservoirs in western Canada;
•	The addition of approximately 19 mmboe of proved plus probable reserves and approximately 5,100 boe per day of production, consisting primarily of high quality, light crude oil;
•	Producing reserves representing approximately 93 percent of total proved reserves;
•	Close proximity to Pengrowth’s existing interests in the Judy Creek Units and Swan Hills Unit No. 1, expanding Pengrowth’s key light oil focus area and providing for development and field operating synergies and improved overall efficiencies for the Judy Creek Facilities and Carson Creek Facilities;

•	Incremental recoverable reserves through up-hole zone development, infill drilling, continued optimization of the existing waterflood program and new enhanced oil recovery programs in the future;
•	Accretion to distributable cash flow per trust unit;
•	Production and reserve acquisition costs of approximately $93,000 per flowing boe and $25.15 per boe of proved plus probable reserves for long-life reserves (over 10 year reserve life index); and
•	Further enhances the quality of Pengrowth’s asset base, which includes interests in many of Canada’s largest oil and natural gas pools.
Acquisition Summary
Pengrowth will acquire the shares of a wholly owned subsidiary of Exxon Mobil Energy which owns and controls an 87.5 percent operated working interest in Carson Creek North Unit No. 1 (the “Carson Creek North Unit”) and a 95.1 percent operated working interest in both Carson Creek Unit No. 1 and the Carson Creek Gas Plant. Carson Creek has production of approximately 5,100 boe per day, consisting of 3,450 boe per day of light crude oil and natural gas liquids and 10.0 million cubic feet (MMcf) of natural gas per day. When completed, the Carson Creek acquisition will increase Pengrowth’s overall current production by about 9% to approximately 62,500 boe per day. Subject to the completion of the Carson Creek acquisition and the strategic business combination with Esprit Energy Trust (Esprit) announced July 24, 2006, Pengrowth’s overall current production will increase by 41 percent to approximately 81,000 boe per day. The merger with Esprit is subject to the approval of Esprit unitholders at a meeting to be held on September 26, 2006.
When completed, the Carson Creek acquisition will also increase Pengrowth’s total proved plus probable reserves by approximately 18.6 million barrels of oil equivalent (mmboe) consisting primarily of high quality 44 degree American Petroleum Institute light crude oil (on a company interest before royalties basis using GLJ Petroleum Consultants Ltd. July 1, 2006 constant pricing). Subject to the completion of the strategic business combination with Esprit and completion of the Carson Creek acquisition, Pengrowth’s overall proved plus probable reserves will increase to approximately 300 mmboe (on a company interest before royalties basis using constant pricing).
Pengrowth believes Carson Creek is regarded as one of the larger conventional reservoirs in western Canada. Carson Creek is located just 20 km (12.5 miles) south of Pengrowth’s existing interests in Judy Creek and Swan Hills Unit No. 1, and will significantly expand Pengrowth’s key light oil focus area. The Carson Creek North Unit offers stable long term light crude oil production with potential reserve upside through prospective up-hole zone development, potential infill drilling and enhanced oil recovery opportunities similar to other Swan Hills pools in this area. Pengrowth is an experienced operator of enhanced oil recovery properties (as a result of a successful miscible flood program at Judy Creek and other innovations) and Carson Creek’s proximity to Judy Creek, Pengrowth’s largest operated property, offers the potential for operating synergies.

Pengrowth will also receive additional beneficial ownership of gross overriding royalties and working interests in non-unitized zones and lands in the area surrounding Carson Creek.
“The acquisition of Carson Creek in Pengrowth’s Swan Hill/Judy Creek focus area is consistent with Pengrowth’s long term strategy of acquiring working interests in large original oil-in-place reservoirs offering the potential for incremental recovery through the application of improved technology and recovery techniques,” said President and Chief Executive Officer, James. S. Kinnear. “The Carson Creek acquisition and the strategic business combination with Esprit Energy Trust provide a continued balance in Pengrowth’s portfolio of high quality oil and natural gas properties with upside potential through Pengrowth’s expertise in optimizing the value of properties and in adding value to developed and undeveloped lands through effective development and exploration. The Carson Creek acquisition further demonstrates Pengrowth’s ability to create value for unitholders through accretive acquisitions.”
Reserves
GLJ Petroleum Consultants (GLJ) has evaluated the assets being acquired in the acquisition as at July 1, 2006 in compliance with National Instrument 51-101. The following table summarizes GLJ’s assessment of the before royalty Pengrowth interest reserves being acquired, using constant pricing.

		Total Proved plus
	Total Proved	Probable
Oil and natural gas liquids (MMbbl)	11.6	14.1
Natural gas (Bcf)	23.1	29.1
MMBOE	15.5	18.9
Esprit Consent
Esprit has provided written consent regarding this transaction in accordance with the terms of the combination agreement entered into by Esprit and Pengrowth on July 23, 2006.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.UN) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Carson Creek acquisition and the strategic business combination with Esprit, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.